restore GameStop

More Change Is Needed

VOTE THE WHITE PROXY CARD

HESTIA

PERMIT CAPITAL Enterprise Fund

INVESTOR PRESENTATION / MAY 2020

Table of Contents

Contents:

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Hestia Capital Partners LP ("Hestia LP") and Permit Capital Enterprise Fund, L.P. ("Permit Enterprise" and together with Hestia LP, the "Stockholder Group") and are based on publicly available information with respect to GameStop Corp. (the "Company"). The Stockholder Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Stockholder Group's conclusions. The Stockholder Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Stockholder Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Stockholder Group herein are based on assumptions that the Stockholder Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of the Stockholder Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Stockholder Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Stockholder Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Stockholder Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Stockholder Group. Although the Stockholder Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Stockholder Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Stockholder Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

restore
GameStop

INVESTOR PRESENTATION

I. Executive Summary

Why We Are Here

- GameStop is a valuable business with significant competitive advantages in the game retailing industry.
- Despite this fact, GameStop's Board has overseen $2.5 billion in stockholder value destruction, underperforming its peers[(a)] by 13x, in the past five years.
- Permit/Hestia signed a Cooperation Agreement (CA) with the Board last year, hoping we could influence the Board through collaborative engagement, but the Board refused to meaningfully engage and have continued to move too slowly.
- Share price declined 65% in fiscal 2019 and the Company may face a serious liquidity issue by March 2021.
  - Notes due in less than 10 months, which traded at par 12 months ago, now trade at 74 cents on the dollar as of May 15, 2020
  - Short interest has increased from roughly 40% when we signed our CA to roughly 100% over the past 14 months. The spot rate on short borrow has stayed above 100%
- More change is needed and urgently.
  - Fourteen months ago, we highlighted the need for gaming, turnaround, and shareholder representation on the Board
  - While the Board has done two refreshes, they remain too retail centric and have not addressed the need for turnaround and shareholder representation
  - 2 long-tenured directors, who plan to retire next year, have irrelevant skillsets, minimal ownership and a track record of being ineffective
  - New Board's first test came with GameStop's COVID-19 response. *We believe they failed.*
- We have nominated two strong candidates who will bring not only turnaround experience and a shareholder perspective, but also extensive capital market expertise, which is desperately needed as the Company attempts to regain credibility with investors.

Source: GameStop earning transactions, articles.

(a) Unless otherwise noted, "Peers", "Peer group" or "Peer average" includes those companies listed in GameStop's peer group in both their 2019 and 2020 proxy statements. The 2019 peer group includes Abercrombie & Fitch, Bed Bath & Beyond, Kohl's, O'Reilly Automotive, Advance Auto Parts, Dick's Sporting Goods, L Brands, Ross Stores, AutoZone, Foot Locker, Nordstrom, Tiffany & Co., Barnes & Noble, Gap, Office Depot and Williams-Sonoma. The 2020 peer group includes Abercrombie & Fitch, Ascena Retail Group, Bed Bath & Beyond, Designer Brands, Dick's Sporting Goods, Foot Locker, Gap, Nordstrom, Office Depot, Signet Jewelers, The Michaels Companies, Urban Outfitters and Williams-Sonoma.

About Permit Capital and Hestia

PERMIT CAPITAL Enterprise Fund

- **GameStop stockholder since 2011**
- Never led an activist investment campaign previously
- Founded in 2005 and managed by John Broderick, Permit pursues a fundamentals-based, value-oriented investment strategy
- Concentrated portfolio with a long-term investment horizon
- Investment experience in distressed debt, private equity, venture capital and public markets

HESTIA

- **GameStop stockholder since 2012**
- Never led an activist investment campaign previously
- Founded in 2009 by Kurt Wolf, Hestia pursues a long-term focused, deep value-based investment strategy
- Concentrated portfolio rooted in competitive strategy
- Investment experience in venture capital and public markets
- Leverages its General Partner’s experience as an entrepreneur and management consultant

Together, Permit and Hestia own approximately 7.2% of GameStop shares outstanding

GameStop Company Overview

World's Largest Video Game Retailer with Over $6 Billion in Annual Revenues but Negative Free Cash Flow in 2019

GameStop

- Operates approximately 5,500 stores across 14 countries
- Offers new and pre-owned video gaming consoles, accessories and video game titles, in both physical and digital formats
- Approximately 14,000 full-time employees between 22,000 and 42,000 part-time employees
- Founded in 1996 and headquartered in Grapevine, Texas

Summary Financials

($ in millions)

Market capitalization as of 4/30/2020	$369.3
Net debt[a] as of 2/1/2020	($78.0)
Total enterprise value as of 4/30/2020	$291.3
2019 free cash flow[b]	($493.0)

2019 revenue by segment



Collectibles
11%
Hardware and accessories
42%
Software
46%

Historical financials

($ in millions)



$9,364
$2,918
$484
$8,608
$3,009
$394
$9,225
$3,040
$322
$8,285
$2,308
$231
$6,446
$1,909
($493)
2015
2016
2017
2018
2019
Revenue
Gross profit
Free cash flow

Source: Company's public filings.

(a) Excludes lease obligations.

(b) Calculated as cash from operations less capex. Aggressive A/P reduction artificially depressed 2019 FCF. Keeping A/P as % of inventories constant from 2018 to 2019 would have increased FCF by $342M.

GameStop is a Valuable Business with Significant Opportunity

SOCIAL GAMING HUB


GameStop

GameStop
BUY SELL TRADE

GameStop

5,500+ locations
with flexible lease terms

INFLUENCER


WORLD EXCLUSIVE FIRST LOOK AT MODERN WARFARE 2
GAMEINFORMER
Game Informer
ODDWORLD: ABE'S ODDYSEE

Game Informer magazine



***10,000+** highly knowledgeable employees*

COMMUNITY

GameStop POWERUP REWARDS

42M PowerUp Rewards members
15M+ purchases or traded-ins in LTM
5M paid members

NETWORK EFFECT

1. Bring in your stuff
2. Get trade credit
3. Save on what you really want

Source: Google Images, GameStop.com.
Note: Permission has not been sought nor obtained for the use of photos.

Despite Great Assets, GameStop Has Been a Persistent Underperformer

1-Year Total Shareholder Returns


S&P 500
22%
Dow Jones Specialty Retailers
9%
2019 Peer Group
4%
2020 Peer Group
-22%
GameStop
-65%
-70% -60% -50% -40% -30% -20% -10% 0% 10% 20% 30%

3-Year Total Shareholder Returns


S&P 500
50%
Dow Jones Specialty Retailers
59%
2019 Peer Group
6%
2020 Peer Group
-37%
GameStop
-81%
-100% -80% -60% -40% -20% 0% 20% 40% 60% 80%

5-Year Total Shareholder Returns


S&P 500
79%
Dow Jones Specialty Retailers
89%
2019 Peer Group
-5%
2020 Peer Group
-59%
GameStop
-85%
-100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 100%

10-Year Total Shareholder Returns


S&P 500
270%
Dow Jones Specialty Retailers
365%
2019 Peer Group
117%
2020 Peer Group
-22%
GameStop
-71%
-100% -50% 0% 50% 100% 150% 200% 250% 300% 350% 400%

restore GameStop

Source: FactSet.

Note: Returns through January 31, 2020. 2019 and 2020 Peer Group as defined on page 5. Peers are market-cap weighted.

GameStop Stock Underperformed For At Least A Decade

- GameStop's stock underperformed for years
- Shareholders lost billions as the Company allocated capital poorly and operated inefficiently
- GameStop reacted slowly and minimally to the change in technology and physical retailing
- In early 2019, Permit and Hestia engaged with GameStop in an effort to promote change



Total Shareholder Returns
Over the Ten Years Prior to Our Cooperation Agreement (4/1/19)
S&P 500
336%
Dow Jones Specialty Retailers
468%
2019 Peer Group
201%
2020 Peer Group
67%
GameStop
-45%
-100%
0%
100%
200%
300%
400%
500%

TSR Declined -45% over Ten Years

Source: FactSet.
Note: 2019 and 2020 Peer Group as defined on page 5. Peers are market-cap weighted.

GameStop Continued to Underperform Even After 2019 Changes

- On March 21, 2019, the Company appointed a new CEO
- Hopeful that Mr. Sherman would lead the Company on a change agenda, we agreed to resolve our differences with the appointment of two directors; our Cooperation Agreement was announced on April 1, 2019
- However, performance did not improve, even as GameStop undertook additional self-directed changes
- GameStop refused to accept our input during 2019

TSR During Cooperation Agreement
April 1, 2019 – March 11, 2020



S&P 500
-3%
Dow Jones Specialty Retailers
-7%
2019 Peer Group
-16%
2020 Peer Group
-48%
GameStop
-60%
-70%
-60%
-50%
-40%
-30%
-20%
-10%
0%

TSR Declined -60% During Cooperation Agreement

Source: FactSet.
Note: 2019 and 2020 Peer Group as defined on page 5. Peers are market-cap weighted.

Company's Changes Since Our Cooperation Agreement Failed to Increase Value


Share price
$12
$10
$8
$6
$4
$2
$0
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
April 1, 2019 GME announces agreement with Permit and Hestia.
April 2, 2019 Q4 Results: Company discloses material weakness in their internal controls, casting doubt on their liquidity needs for the remainder of the year; guides to 5-10% decline in same store sales for 2019.
April 15, 2019 George Sherman begins as CEO.
April 24, 2019 Lizabeth Dunn and Raul Fernandez join the Board.
May 30, 2019 Appoints new leadership team, including CFO.
June 4, 2019 Q1 Results: Eliminates quarterly dividend, generates negative free cash flow of $683 million in one quarter. Stock plunges 36% in one day.
June 10, 2019 Announces modified tender offer to repurchase 12 million shares between $5.20 - $6.00 per share.
September 10, 2019 Q2 Results: Lowers full-year same store sales declines to "low teens", guides to adjusted EPS of $1.15 to $1.30.
December 10, 2019 Q3 Results: Lowers same store guidance once again: sees "high teens" decline for the full year. Lowers full year EPS guidance to $0.10 to $0.20. Guides to end of year liquidity of $1 billion+.
January 13, 2020 Holiday Sales Update: Lowers same store guidance a third time: sees 19-21% decline for the full year. Lowers full year EPS guidance to a loss for the year. Guides to end of year liquidity of approximately $900 million.
March 9, 2020 3 new directors added; 4 directors to retire in 2020; 2 directors to retire in 2021.
March 26, 2019 Q4 Results: Reports negative operating free cash flow for first time in the company's history (-$493 million). Indicates year-end liquidity of $770 million, well below guidance provided 19 days before the quarter ended.

restore GameStop

Source: Company's public filings.

Growing Pessimism Despite Recent Board and Management Changes

Pricing for March 2021 Notes



Cooperation Agreement Signed
$110
$100
$90
$80
$70
$60
May-16
May-17
May-18
May-19
May-20

GME Short Interest vs. Peer Average



120%
100%
80%
60%
40%
20%
0%
BANK OF AMERICA
Banc of America Securities currently has an Underperform rating on the stock with a price target of $1.60
Cooperation Agreement Signed
May-15
May-16
May-17
May-18
May-19
May-20
GME
Peer Average

Source: Capital IQ.

Note: Peer Average as defined on page 5. Barnes & Noble is included up until August 6, 2019, when it was acquired by Elliott Management.

More Change is Required

We believe there is overwhelming evidence that GameStop has not changed enough

- TSR continues to underperform its peers
- Cost cutting has been slow
- Employee morale continues to be poor
- Customers continue to complain about GameStop
- Valuation multiples are down
- Research analysts are more bearish than ever
- Short interest is up – suggesting great pessimism about GameStop's future
- Management guidance has been unreliable, lowering credibility
- We were not the only 13D filer after the March 2020 board refreshment

Source: GameStop earning transactions, articles.

Our Nominees Will Push For More Change



Paul Evans

- ✓ Experienced public and private company CEO and CFO
- ✓ Expert in corporate restructurings
- ✓ Deep capital market experience, having completed over $5 billion in debt financings
- ✓ Current public company audit committee chairman
- ✓ If elected, we believe Mr. Evans will become the most experienced finance professional on GameStop's board



Kurtis Wolf

- ✓ Chief Investment Officer of Hestia Capital Partners; generated net returns of 430% since inception
- ✓ Founder or Co-Founder of 3 highly successful start-ups in multiple industries, one of which was sold for over $300 million
- ✓ Previous public company director, audit committee chairman, and member of compensation and nominating/governance committees
- ✓ 8-year shareholder in GameStop

Significant Value Can Be Unlocked With More Change

Unique assets that are unappreciated

SOCIAL GAMING HUB


GameStop


GameStop

5,500+
locations with flexible lease terms

INFLUENCER

Game Informer magazine



10,000+ *highly knowledgeable employees*


Game Informer


GAMEINFORMER

COMMUNITY

GameStop POWERUP REWARDS

NETWORK EFFECT

1. Bring in your stuff
2. Get trade credit
3. Save on what you really want

Significant opportunities for improvement

- $200 million+ SG&A rationalization
- Improved alignment of executive compensation with shareholders
- Improved capital allocation
- Leverage core assets
- Change the narrative
- Focus on gaming assets – not traditional retail solutions!

Value Creation Opportunity

- Greater Value to Customers
- Higher Shareholder Returns
- Happier Employees

restore GameStop

- Greater FCF
- Able to Invest in Future
- Greater Value to Vendors

restore GameStop

Source: Google Images, GameStop.com
Note: Permission has not been sought nor obtained for the use of photos.

restore GameStop

II. The Need for More Change

Operational Change Has Been Too Slow Given Failing Top Line



Store Count
5,830
5.1%
5,509
Q4 2018
Q4 2019
Employees
16,000
12.5%
14,000
Q4 2018
Q4 2019
SG&A
($ in millions)
$546
10.7%
$488
Q4 2018
Q4 2019
Revenue
$3.1 bn
28.4%
$2.2 bn
Q4 2018
Q4 2019

restore GameStop

Source: Company's public filings
Note: Period represents fiscal years.

Stores Are Performing Worse Than Before 2019 Management Changes

Revenue per store[a]

($ in millions)


$1.4
$1.1
2018
2019

Gross profit per store[a]


$392K
$338K
2018
2019

Source: Company's public filings.

Note: Years represent fiscal years.

(a) Represents average number of stores. Calculated as beginning of the fiscal year number of stores plus ending of the fiscal year number of stores, divided by two.

GameStop's "Four Pillars" Strategy Has Produced Limited Results

1 Optimize the core business

- **SG&A:** "As we discussed earlier in 2019, this pillar was expected to deliver the earliest results, and in fact this is where we have made the most progress…" *– March 26, 2020 – CEO George Sherman on Q4 2019 earnings call*

Commentary:

Adjusted SG&A as a percent of revenue has increased from 23.9% in fiscal 2018 to 28.6% in fiscal 2019.

This doesn't seem like "progress" to us.

2 Become the social / cultural hub for gaming

- ***Tulsa market test:*** "Tulsa may or may not be the answer but it's a first experiment."* *– March 5, 2020 article – CCO Frank Hamlin*
- ***Tulsa market test:*** "So Tulsa is in a bit of a state of limbo right now operating at the same level as other stores at delivery at door and not really a true representation of how the store is intended to work." *– March 26, 2020 – CEO George Sherman on Q4 2019 earnings call*

Commentary:

Despite months of planning and implementation, GameStop cannot articulate any actionable intelligence from the Tulsa experiment.

3 Build a frictionless digital ecosystem

- ***Buy Online, Pick-up In Store:*** "In 2019, we have built a new web platform, introduced new omnichannel capabilities, including buy-online-pick-up-in-stores with encouraging results. However, we are still early in that activity." *– March 26, 2020 – CEO George Sherman on Q4 2019 earnings call*

Commentary:

This concept is nothing extraordinary, nor is it strategic.

Customers expect retailers to have these capabilities already. GameStop's activities here are an attempt to catch up to the rest of the retail universe, not a strategic initiative to create a sustainable competitive advantage.

4 Transform vendor relationships

- ***Vendors:*** "…we began testing the concept of digital revenue sharing with select key partners." *– March 26, 2020 – CEO George Sherman on Q4 2019 earnings call*
- ***Q:*** *"[can you discuss]…*how that might be different from how you previously participated in the digital gaming market?"**
- ***A:*** "We're not going to get into much detail on that…." *– March 26, 2020 – CEO George Sherman on Q4 2019 earnings call*

Commentary:

Management is unable to articulate how this strategic pillar is any different than what they've done in the past.

restore GameStop

Source: GameStop earnings transcripts, GameStop press releases.
**https://nordic.ign.com/company/34442/feature/how-gamestop-plans-to-save-itself.*
***Question asked by Ray Stochel of Consumer Edge Research, LLC.*

High Short Interest Suggests Growing Pessimism with Current Plan

Despite lower stock prices, short interest has increased materially

Stock Price



$10.55
66%
decline
$3.60
March
2019
February
2020

Short Interest as a percentage of float



101%
Nearly 3x
increase
35%
March
2019
February
2020

Source: FactSet

Note: March data is as of March 21, 2019 (day George Sherman was announced as CEO). February data is as of February 28, 2020.

Despite Low Stock Price, Capital Markets Are Betting Against GameStop

GameStop has the highest short interest amongst its self-defined peer group, nearly double its next closest peer



1%
1%
3%
3%
4%
6%
8%
9%
10%
11%
11%
12%
13%
14%
20%
22%
23%
24%
24%
51%
101%
ROSS DRESS FOR LESS
O'Reilly
Advance Auto Parts
AutoZone
Office DEPOT OfficeMax
Lbrands
URBN
WILLIAMS
Gap Inc.
TIFFANY
KOHL'S
dlb
Foot Locker
DICK'S SPORTING GOODS
NORDSTROM
SIGNET
MICHAELS
Abercrombie
ascena
BED BATH & BEYOND
GameStop

restore GameStop

Source: GameStop proxy statements, Capital IQ.

Note: Data as of February 28, 2020. Peer Group as defined on page 5.

Sell-side Analysts Are More Negative Now

Average Price Target



$11.91
$4.43
March 2019
February 2020

Buy Ratings



2
0
March 2019
February 2020

Analyst Estimates for FYE 2020 EBITDA

($ in millions)



$413
$133
March 2019
February 2020

Source: FactSet.

Despite Low Valuation, Sell-side Seem Negative on Current Plan and Team

GameStop has one of the lowest net scores by Wall Street analysts amongst its peers…

Analyst net ratings[a] / total number of ratings


69%
55%
50%
45%
32%
29%
29%
22%
14%
13%
6%
5%
0%
0%
-6%
-22%
-25%
-30%
-30%
-33%
-60%
ROSS
AutoZone
Advance Auto Parts
O'Reilly
Foot Locker
DICK'S
URBN
L brands
Abercrombie
dlb
KOHL'S
BED BATH & BEYOND
WILLIAMS
NORDSTROM
TIFFANY
Gap Inc.
Office Depot OfficeMax
MICHAELS
GameStop
ascena
SIGNET

…and is only one-of-three with a target price that is below its current price

Target price premium / (discount) to current price[b]


48%
45%
41%
41%
36%
34%
27%
26%
22%
22%
19%
18%
18%
14%
8%
6%
5%
-2%
-8%
-25%
dlb
Office Depot OfficeMax
NORDSTROM
L brands
MICHAELS
KOHL'S
Gap Inc.
URBN
BED BATH & BEYOND
ROSS
Foot Locker
DICK'S
Abercrombie
Advance Auto Parts
AutoZone
TIFFANY
O'Reilly
GameStop
SIGNET
WILLIAMS

Source: GameStop proxy statements, Bloomberg.

Note: Peers as defined on page 5.

(a) Calculated as the sum of Wall Street analyst ratings based on the following grid: buy rating =1, neural rating =0, sell rating =-1, divided by the total number of ratings.

(b) Calculated as consensus target price divided by current price. Excludes Ascena Retail Group.

Business Has Not Performed Even to Management's Expectations

Management has lost credibility in forecasting the business

		MANAGEMENT EXPECTATIONS	OUTCOME (3/26/2020)	
Item	**Date**	**Expectation**	**Metric**	**Two-day stock reaction to Q4 Earnings**
Comparable store sales	9/10/2019	"As a result, at this time, we expect the percentage decline of comparable same-store sales for 2019 to be **in the low teens**…" *– Q2 2019 earnings call, CEO George Sherman*	-19.4%	-17%
Liquidity	12/10/2019	"Despite the top line declines in the business, our balance sheet remains strong as we anticipate ending the year with total cash and liquidity in excess of **$1 billion**…" *– Q3 2019 earnings call, CFO Jim Bell*	$770 million	-17%
Liquidity	1/13/2020	"The Company now expects capital expenditures for FY2019 to be in the range of $75 million to $80 million, and forecasts total cash and liquidity, including availability under the revolving line of credit, at the end of the fiscal year to be **approximately $900 million**." *– Holiday sales results 8-K*	$770 million	-17%
Adjusted Diluted EPS	9/10/2019	"Finally, given my earlier comments related to our sales outlook for both the industry and our business, we expect adjusted diluted earnings per share for fiscal 2019 to be in the **$1.15 to $1.30 range**." *– Q2 2019 earnings call, CFO Jim Bell*	$0.22	-17%

Source: GameStop earnings transcripts, Company's public filings.

Employees Have Soured on GameStop, Too

Gamers should love working at a gaming company, but poor leadership seems to have destroyed morale

Recommend to a friend


GameStop rank against peers: 20 out of 20
55%
34%
Peer average
GameStop

CEO approval


GameStop rank against peers: 20 out of 20
66%
30%
Peer average
GameStop

Positive business outlook


GameStop rank against peers: 20 out of 20
37%
15%
Peer average
GameStop

Overall rating [(a)]


GameStop rank against peers: 18 out of 20
3.3
2.9
Peer average
GameStop

Source: Glassdoor.

Note: Peers and Peer average as defined on page 5 except for Designer Brands and The Michaels Companies as there was not sufficient data.

(a) Based on a five-point scale.

GameStop Employees Have No Confidence in New Leadership

Employee reviews from Glassdoor highlight poor employee morale 9+ months after new leadership

"Corporate is completely disconnected from the challenges and issues retailers face on the sales force. They push forward ill-researched initiatives and punish stores for being unable to implement unrealistic goals successfully. There is no upward movement, and there is no incentive to grow. Hourly pay is low compared to talent and expectations. Advice to Management: Listen to real data from the sales floor and take customer feedback seriously. Invest new ways to stay competitive in a difficult market without expecting lover volume stores to achieve 3.0 mil store results." February 11, 2020

"As times get tougher the higher ups expect you to get every penny from every person and to disagree is treason." February 19, 2020



glassdoor
2.9
34%
Recommend to a Friend
29%
Approve of CEO
George Sherman
165 Ratings

"Screw GameStop. I worked at GameStop full-time for more than 3 years. No recognition, unreasonable expectations, awful management." February 1, 2020

"Corporate is awful and is pretty much running the company into the ground." March 10, 2020

"Not what it used to be. VP's and above are out of touch with what their departments actually do." January 7, 2020

"Poor management, company knows it's going under and forces you to sell at every opportunity or you're fired." January 18, 2020

"Extremely poor communication from the corporate office, even and especially on the most important [issues]." February 27, 2020

Source: Glassdoor.
Note: Permission has not been sought nor obtained to use quotes.

Customers are Unhappy with GameStop

Despite a new CEO and Board members, social media post regarding GameStop have become increasingly negative


Mention Volume
40k
30k
20k
10k
0
May 2019
Jul 2019
Sep 2019
Nov 2019
Jan 2020
Mar 2020
May 2020
Anger
Disgust
Fear
Joy
Sadness
Surprise

Negative social media post regarding GameStop spiked during the COVID-19 pandemic

Source: Brandwatch.

Note: Brandwatch aggregates posts on various social media channels associated with GameStop. Using their algorithm Brandwatch assigns an emotion to each post.

Despite Claims of "Change", Governance Remains Poor

- Executive compensation program remains poorly constructed
  - NEOs and directors **were paid over $38 million in fiscal 2019 while stock declined ~65%**
- Governance provisions limit shareholder rights
  - Bylaws and Charter require 80% shareholder approval for amendments
  - No right to call special meetings
  - No right to act by written consent
  - Director removal requires 80% of shareholder approval
  - Proxy put in 2021 bond that practically precludes a shareholder from nominating a majority slate absent a willingness to refinance the bond (currently trading at $0.74)

restore GameStop

Source: Company's public filings.

GameStop Still Owns a Jet Despite a New Team and Flailing Performance

While employees were <u>fired</u> and profitability <u>plummeted</u>, management maintained its 22-seat luxury Bombardier CL-604 private jet

- GameStop's plane was in use at least until December 10, 2019
- GameStop's policy is that NEOs are eligible to use the Company plane for personal use
- The jet is listed for sale (only after we complained), but still has not been sold
- The Dallas / Fort Worth Airport is only 7 minutes away from GameStop corporate offices


N213GS

Source: GameStop Q3 2019 10-Q, 2019 proxy statement. Plane photo: https://www.flickr.com/photos/98639661@N07/.
Note: Permission has not been sought nor obtained for the use of photos.

Reactive Not Proactive to Shareholder Concerns

Over the last two years, many of the significant changes from the Board came after shareholder pressure

Date of demand	Shareholder(s)	Shareholder demand	Date of response	GameStop response
May 16, 2018	Tiger Management	Sell the noncore Tech Brands division	January 16, 2019	Spring Mobile was sold for $700 million
February 12, 2019	Hestia	Implement significant SG&A cost savings	April 2, 2019	Announced plan to reduce SG&A by $100 million
February 12, 2019	Hestia	Initiate tender offer to repurchase undervalued shares	June 10, 2019	Announced tender offer of up to 12 million shares
March 13, 2019	Permit and Hestia	Add new directors with the ability to lead a turnaround effort	April 24, 2019	Appointment of Raul Fernandez and Liz Dunn to the Board of Directors
July 22, 2019	Permit and Hestia	Sell the 22-seat luxury Bombardier CL-604 private jet	December 11, 2019	Reported the jet as an asset held for sale in Q3 2019 10-Q
August 16, 2019	Scion Asset Management	Utilize the remaining $237.6mm share buyback authorization	December 11, 2019	Repurchased 22.6 million shares at an average price of $5.11
September 12, 2019	Permit and Hestia	Individual members of the Board should personally purchase shares	Late September 2019	Five Directors purchased almost 96,268 shares, at a total value of $483,286

restore GameStop

Source: Press releases, March 12, 2020 Investor Group letter to GameStop Board of Directors.

Covid-19 Communications Caused Confusion and Fear

While other retailers closed stores to protect the health and safety of employees and customers, GameStop remained open…

On March 19, 2020, GameStop sent a letter to all employees titled, "Store Letter to Law Enforcement"

- "…we believe GameStop is classified as essential retail and therefore is able to remain open during this time."
- "We have received reports of local authorities visiting stores in an attempt to enforce closure despite our classification. Store Managers are approved to provide the document linked below to law enforcement as needed."

On March 22, 2020, following a public outcry from employees, customers and the media, GameStop reversed course and closed its stores.

Store Letter to Law Enforcement

Sent to:	All users at brand GameStop All users at brand ThinkGeek
Category:	Public Relations
Posted:	3/19/20 1:48 PM
Priority:	Normal
Read By Store:	3/19/20 1:59 PM
Read By You:	3/19/20 1:59 PM

Due to the products we carry that enable and enhance our customers' experience in working from home, we believe GameStop is classified as essential retail and therefore is able to remain open during this time.

We have received reports of local authorities visiting stores in an attempt to enforce closure despite our classification. Store Managers are approved to provide the document linked below to law enforcement as needed.

Law Enforcement Letter – COVID-19 >

Contact your District Manager with questions.

GameStop
POWER TO THE PLAYERS

Thank you for what you are doing to keep us all safe. If you have questions about our store's hours, operations or policies could I ask you to please call our corporate office:

GameStop Corporate Office

844-993-3145

Thank you for understanding.

"Be proud. You guys stood up for whats right and worked through the most chaotic environment I've ever seen. ***I am not proud to work for GameStop right now, but I am proud to work with all of you."***

- March 30, 2020, iBleedGamestop (Posted as GameStop District Manager on Reddit.com)

Source: GameStop employee communications; Reddit.

GameStop Fumbles the Covid-19 Crisis

RetailWire

March 20, 2020

Will GameStop lose more than it wins keeping stores open during the coronavirus outbreak?
https://retailwire.com/discussion/will-gamestop-lose-more-than-it-wins-keeping-stores-open-during-the-coronavirus-outbreak/

VICE

March 17, 2020

GameStop Has No Idea What to Do About Coronavirus
Employees have been asked to buy their own cleaning supplies, and re-install demo stations after some stores took them down.
https://www.vice.com/en_us/article/4agpwp/game-stop-struggling-coronavirus-cleaning-supplies-employees

The Boston Globe

March 27, 2020

GameStop to employees: wrap your hands in plastic bags and go back to work.
The company has instructed employees to wrap one hand in a plastic bag to accept payments at the door

"Workers have been told to wrap a plastic bag around one hand to protect it from exposure to the virus, open the door a crack, and take the customer's credit card, the manager said. Employees are then to run the card with a hand still encased in the bag, flip the bag inside out, leaving the card inside, put the purchase in the bag, and hand it back through the door."
https://www.bostonglobe.com/2020/03/27/business/gamestop-employees-wrap-your-hands-plastic-bags-go-back-work/

CNN

March 20, 2020

New York (CNN Business) **GameStop will close all of its storefronts starting Sunday following outcry from employees and calls from lawmakers to stay at home as coronavirus spreads in the United States.**
https://www.cnn.com/2020/03/20/tech/gamestop-open-essential-business/index.html

Dejected Employee Comments During Covid-19 Crisis

We encourage you to read through the comments on Reddit discussing employees' concerns over GameStop's mismanagement of the Covid-19 crisis

*"District manager here... I can tell you this company is **NOT** taking the situation seriously. Our regional call today was about taking more tech trades and "taking advantage" of the situation. This phrase was sincerely said on our call. They will not shut down a store if they can avoid it. Even if an associate has come down with the virus, which has happened by the way. They expect associates from another location to come in, clean the location and re-open. This is mind-boggling. Many DMs have expressed concerns with taking in trades - They will not halt the trade business. We are also not allowed to email anyone about the coronavirus issue. Everything HAS to happen through voice calls. It's insane team. I wish I had better news to bring you, but they are putting profits before their people and customers. They will risk spreading infection until the government in your area shuts down retail hours of operation."*
- iBleedGamestop, Reddit

"I work at a store in the midwest area and I'm terrified even though we only have around 6 confirmed cases in the area. I have a mom with heart disease and brain cancer and I can't risk bringing it home to her. When I talk to other stores their managers just say "you'll be fine! Just wash your hands!". This is not fine. This is not okay. I do not feel safe. I'm honestly thinking either today or tomorrow may be my last day because my mental state can't take working in these conditions right now."
- Guardian_Down, Reddit

***"I feel unsafe at work.** We were up trades las[t] week over 2,300% I can just imagine how much of the product we took in is contaminated. And what sucks the most is that we are getting lines out the door with no support from Gamestop. 134 hours a week to work with is a freaking joke. When my store alone needs a minimal of 145 hours to operate. How dare you.."*
- SSGSS_Husky, Reddit

"I've been with this company for over a decade and have worked retail for most of my adult life, and this whole situation has only reinforced the fact that customers and corporate don't care about anyone but themselves. Over the last 3 days, we've had people beating a path to our door to buy anything and everything, despite being told to reduce exposure as much as possible. Mom and dad just want to make sure their kids that are out of school have stuff to play with to keep them occupied so they're out of the parents' hair. I've had people calling left and right to make sure they'll still be able to get MLB, Doom, and AC this week. They touch anything and everything in the store and get pissed that the demo units are off. Corporate talks about all the steps they've taken to ensure safety measures are being taken, but we get no cleaning supplies beyond what we already had and with the low payroll and heavier volume, we barely have time to clean the counters, pinpads, and door handles multiple times a day, let alone try and clean the way we should be to reduce risk. The statements sent out from George and on GSTV are lip service to protect against liability so that if someone gets sick after being in one of stores, the company is protected against being sued because "we took steps to ensure everyone's safety". Honest question, which is worse: doing a midnight and splitting the crowd over 2 days or having everyone show up at 10am Friday elbow to elbow? We, as the frontline employees are [-----] either way, because people want their stuff and they want it now and corporate wants their sales and profits and they want them now."
- Dzuraismyhomeboy, Reddit

Source: Reddit.

During the COVID-19 Pandemic, GameStop Was Among the Last of Its Self-Defined Peer Group to Close its Stores…

After allegedly telling employees that the Company was 'essential', GameStop decided to close its stores on March 22, 2020

March 2020(a)

S	M	T	W	T	F	S
8	9	10	11	12	13	14 URBN
15 Abercrombie & Fitch Gap Inc.	16	17 Foot Locker NORDSTROM L brands WILLIAMS-SONOMA, INC.	18 ascena RETAIL GROUP INC. DICK'S SPORTING GOODS	19 KOHL'S	20 BED BATH & BEYOND ROSS DRESS FOR LESS TIFFANY & Co.	21
22 GameStop POWER TO THE PLAYERS	23 SIGNET	24	25	26	27	28

Negative press from GameStop's indecisiveness!

"GameStop: We Can Stay Open During Lockdowns Because We're 'Essential Retail'"
Kotaku, March 19, 2020

"GameStop also allegedly told employees to encourage police officers to call corporate headquarters if they wish to attempt to enforce closures."
New York Post, March 19, 2020

"GameStop to employees: wrap your hands in plastic bags and go back to work"
Boston Globe, March 27, 2020

Source: Company's public filings, press releases

Note: Peer Group as defined on page 5 except for Barnes and Noble as it was acquired by Elliott Management in August 2019 and businesses that are deemed essential. Essential businesses include Advance Auto Parts, Autozone, Office Depot, O'Reilly Automotive and The Michaels Companies.

(a) Represents the date the store closures became effective. If the effective date was not specified in the press release, it is assumed to be the date of the press release.

…and Near Last to Reduce Executive Compensation

March 2020[a]

S	M	T	W	T	F	S
22	23	24	25 DICK'S SPORTING GOODS	26	27 Lbrands	28
29 dB	30 ascena RETAIL GROUP INC. Gap Inc. KOHL'S	31 URBN				

April 2020[a]

S	M	T	W	T	F	S
			1 NORDSTROM	2 BED BATH & BEYOND ROSS DRESS FOR LESS	3	4
5	6 Abercrombie & Fitch	7	8	9	10	11
12	13	14	15	16	17	18
19	20	21	22 GameStop POWER TO THE PLAYERS	23	24	25

Number of days between first store closures and executive compensation reductions[a]



Lbrands 10
DICK'S SPORTING GOODS 11
KOHL'S 11
12
ascena RETAIL GROUP INC. 12
ROSS DRESS FOR LESS 13
BED BATH & BEYOND 13
NORDSTROM 15
Gap Inc. 15
URBN 17
Abercrombie & Fitch 22
GameStop POWER TO THE PLAYERS 30
Foot Locker(b) 47

Source: Press releases.

Note: Peer Group as defined on page 5 except for Barnes and Noble as it was acquired by Elliott Management in August 2019 and businesses that are deemed essential. Essential businesses include Advance Auto Parts, Autozone, Office Depot, O'Reilly Automotive and The Michaels Companies.

(a) Represents the date the executive compensation reductions became effective. If the effective date was not specified in the press release, it is assumed to be the date of the press release.

(b) Foot Locker executive compensation reduction was effective as of May 3, 2020.

Recent Changes Are Latest in String of Unsuccessful “Change” Effort

GameStop — Five CEOs in Three Years



$30
$25
$20
$15
$10
$5
$0
Share price ($)
Apr-17
Oct-17
Apr-18
Oct-18
Apr-19
Oct-19
Apr-20
J Paul. Raines
Michael Mauler
Shane S. Kim
Daniel A. DeMatteo
Daniel A. DeMatteo
George E. Sherman

Number of CEOs Since Q4 2017



Advance Auto Parts 1
DICK'S Sporting Goods 1
Abercrombie & Fitch 1
AutoZone 1
Tiffany & Co. 1
Foot Locker 1
Williams-Sonoma, Inc. 1
L brands 1
Office Depot OfficeMax 1
Ross Dress for Less 1
Gap Inc. 2
Nordstrom 2
Kohl's 2
O'Reilly 2
Bed Bath & Beyond 3
GameStop 5

Source: GameStop annual proxy statements, press releases, various company public filings and press releases.

While Management "Change" Hasn't Produced Results, It Has Been Expensive

Over the past two years, GameStop has paid over $32 million in bonuses for the appointment, promotion and resignation of its executives — representing over 13% of the Company's 2019 fiscal year end market capitalization

Date	Executive	Compensation *($ in millions)*	Description
Oct-19	Troy W. Crawford	$2.4	Severance for resignation as Chief Accounting Officer
Jul-19	Robert A. Lloyd	$5.1	Severance for resignation as Chief Operating Officer and Chief Financial Officer
Jul-19	James A. Bell	$1.3	Appointment as Chief Financial Officer
Jul-19	Chris R. Homeister	$1.3	Appointment as Chief Merchandising Officer
Jun-19	Frank M. Hamlin	$1.0	Promotion to Chief Customer Officer
May-19	Robert A. Lloyd	$1.0	Cash retention program
May-19	Daniel J. Kaufman	$1.0	Cash retention program
May-19	Troy W. Crawford	$0.5	Cash retention program
May-19	Frank M. Hamlin	$0.4	Cash retention program
Apr-19	George E. Sherman	$10.5	Appointment as Chief Executive Officer
May-18	Shane S. Kim	$1.5	Appointment as Interim Chief Executive Officer
Feb-18	Tony D. Bartel	$4.2	Severance for resignation as Chief Operating Officer
Feb-18	Michael P. Hogan	$2.5	Severance for resignation as EVP, Strategic Business and Brand Development
	Total	**$32.7**	

Source: GameStop annual proxy statements.

Investors Seem Excited for Further Change

Our pressure on the Company seems to have created optimism that the right change is coming



Stock price returns (indexed to $100)
$160
$140
$120
$100
$80
$60
03/23/2020
P&H nominates two candidates to the Board
1-day stock price reaction: +1.3%
03/26/2020
GameStop reports fiscal Q4 2019 earnings
1-day stock price reaction: -4.3%
04/10/2020
Michael Burry files 13D disclosing 5.3% stake up from 3.7%
1-day stock price reaction: +21.9%
04/24/2020
P&H file definitive proxy
1-day stock price reaction: +22.0%
04/03/2020
P&H file preliminary proxy
1-day stock price reaction: +10.4%
+6%
-3%
3/11/20
3/13/20
3/15/20
3/17/20
3/19/20
3/21/20
3/23/20
3/25/20
3/27/20
3/29/20
3/31/20
4/2/20
4/4/20
4/6/20
4/8/20
4/10/20
4/12/20
4/14/20
4/16/20
4/18/20
4/20/20
4/22/20
4/24/20
4/26/20
4/28/20
4/30/20
GME
S&P 500
Peer Average

restore GameStop

Source: Capital IQ.
Note: Peer Average as defined on page 5.

restore GameStop

INVESTOR PRESENTATION

III. Our Nominees Have the Skillset and Drive to Deliver Necessary Change

Our Nominees Have the Experience Necessary to Create Value

Our nominees are accomplished professionals with shareholder perspectives and an objective viewpoint



Paul Evans

- Chief Financial Officer of Sevan Multi-Site Solutions
- Board member at Hill International (NYSE: HIL), Chairman of both the Audit and Risk committees and previously served as Interim Chief Executive Officer
- Previously CFO at MYR Group (Nasdaq: MYRG)
- Former Treasurer at NorthWestern Energy (NYSE: NWE)



Kurtis Wolf

- Founder, Managing Member and Chief Investment Officer of Hestia Capital Management LLC
- Co-Founding Partner at Lemhi Ventures LLC
- Co-Founding Partner at Definity Health Corporation
- Strategy consultant at Deloitte/Braxton, Lemhi Consulting and BCG
- Former Director, Audit Chair at Edgewater Technology, Inc.

Our Nominees – Paul Evans



Paul Evans

Mr. Evans is the Chief Financial Officer of Sevan Multi-Site Solutions, a private equity-backed construction and program management company that serves many leading fortune 500 retail companies. Additionally, Mr. Evans is a Board Director at Hill International, Inc., a NYSE-listed company that provides program management, project management, construction management and other consulting services. As a Board Director at Hill International, Mr. Evans is the Chairman of both the Audit and Risk Committees and previously served as Interim Chief Executive Officer. Prior to this, Mr. Evans served in a variety of senior executive roles at MYR Group Inc., a NASDAQ-listed holding company of specialty electrical construction service providers that service the electrical infrastructure industry. These positions included Vice President, Chief Financial Officer and Treasurer, President of MYR Real Estate Company and MYR's Principal Financial and Chief Accounting Officer.

Earlier in his career, Mr. Evans held a number of executive management positions at several energy-related businesses, including Chief Executive Officer of Conex Energy Corporation, a privately-held company that developed renewable energy projects; Treasurer and Corporate Officer at NorthWestern Energy, an energy service provider assisting customers in Montana, South Dakota and Nebraska; Vice President of Finance at Duke Energy North America, a subsidiary of Duke Energy, a NYSE-listed company; and as Executive Director of Finance at NRG Energy, Inc., a NYSE-listed integrated power company.

Mr. Evans is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Evans received a B.B.A. in Accounting from Stephen F. Austin State University and a Masters of International Management from Thunderbird School of Global Management.

Our Nominees – Paul Evans



Kurtis Wolf

Mr. Wolf is the Managing Member and Chief Investment Officer of Hestia Capital Management LLC, a value-oriented investment firm that he founded in January 2009. Previously, Mr. Wolf worked in a variety of financial, investing and operating roles, including as a Senior Analyst at First Q Capital, LLC, a hedge fund focused on investing in public companies that had previously been financed by venture capital or private equity firms and as a co-Founding Partner at Lemhi Ventures LLC, a health care services focused venture capital incubator. Mr. Wolf was also a co-Founding Partner at Definity Health Corporation, a leading company in the consumer-driven health care space that was purchased by UnitedHealth Group Inc. in December 2004. Earlier in his career, Mr. Wolf worked as a consultant both with Deloitte Consulting and The Boston Consulting Group.

Mr. Wolf earned a Master of Business Administration degree from the Stanford Graduate School of Business and a Bachelor of Arts degree in Economics and Mathematics from Carleton College.

We Are Seeking to Replace GameStop's Lame-Duck Directors

Thomas Kelly and Jerome Davis agreed not to stand for re-election at the Company's 2021 Annual Meeting

	Thomas N. Kelly Jr.	Jerome L. Davis
Tenure	• 8 years	• 15 years
Committees	• Compensation Committee (2013 – present), Chair (2020 – present)	• Compensation Committee (2006 – 2010) • Nominating and Corporate Governance Committee (2007 – present), Chair (2010 – present)
Recent experience	× Former EVP, Transition Integration and Chief Strategy Officer of Sprint Nextel Corp. × Former EVP, COO and CMO of Nextel Communications, Inc.	× EVP and Chief Revenue Officer of the Metropolitan Washington Airports Authority in Washington, D.C. × Former Corporate Vice President of Food and Retail for Waste Management, Inc.
Shares purchased during tenure	× None	× Bought only 890 shares, in 2006, for $16,888
Shares sold during tenure	× None	× Sold 38,900 shares, worth $1,479,639, that were granted as part of his annual director compensation
Committee Outcome	× **Misaligned compensation structure – NEO and director pay equaled 15% of the Company's market cap in fiscal 2019**	× **Board refreshment was neglected for years; over half of the directors announced they were leaving at once**

restore GameStop

Source: GameStop 2020 proxy statement, FactSet.

Total Return Performance Over Time

TSR performance under Jerome Davis vs. S&P 500



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Oct-05
Feb-08
Jul-10
Dec-12
Apr-15
Sep-17
Jan-20
+266%
-63%
GME
S&P 500

TSR performance under Thomas Kelly vs. S&P 500



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Jul-12
Oct-13
Jan-15
Apr-16
Jul-17
Oct-18
Jan-20
+177%
-65%
GME
S&P 500

Significant underperformance under the leadership of Jerome Davis and Thomas Kelly!

restore GameStop

Source: FactSet.
Note: Share price data until January 31, 2020.

Even With the Most Recent Appointments, GameStop's Board is Predominately Retailers

Board member	Experience	Primary industry expertise	Turnaround expertise
George Sherman	• Former Chief Executive Officer of Victra, one of the largest authorized retailers for Verizon Wireless	Retail	✗
Jerome Davis	• EVP and Chief Revenue Officer of the Metropolitan Washington Airports Authority in Washington, D.C. • Former Corporate Vice President of Food and Retail for Waste Management, Inc.	Air travel, waste management	✗
Thomas Kelly Jr.	• Former EVP, Transition Integration and Chief Strategy Officer of Sprint Nextel Corp. • Former EVP, COO and CMO of Nextel Communications, Inc.	Telecom	✗
Carrie W. Teffner	• Interim Executive Chair of Ascena Retail Group • Former EVP and CFO of Crocs, Inc.	Retail	✗
Lizabeth Dunn	• Founder and CEO of Pro4ma Inc., an information technology services consulting firm • Founder and CEO of Talmage Advisers, a retail and branded consumer products consulting firm	Retail	✗
William Simon	• Former President and CEO of Walmart U.S. • Former EVP and COO of Walmart U.S.	Retail	✗
James Symancyk	• President and CEO of PetSmart • Former President and CEO of Academy Sports & Outdoors, Inc., a retail and ecommerce sporting goods chain	Retail	✗
Kathy P. Vrabeck	• Senior Client Partner at Korn Ferry, a global talent and organizational advisory firm • President of Legendary Entertainment, a media company	Executive Recruiting, Digital Entertainment(a)	✗
Raul Fernandez	• Vice Chairman and Owner of Monumental Sports & Entertainment, which co-owns several Washington sports teams, Team Liquid eSports, Wizards District Gaming NBA 2K and co-owns Capital One Arena	Sports Team and Arena Ownership	✗
Reginald Fils-Aimé	• Former President and COO of Nintendo of America, Inc.	Game Publishing	✗

The Board is Dominated By Retailers that Lack the Skillset GameStop Needs

restore GameStop

Source: GameStop 2020 proxy statement.
(a) Predates digital distribution.

Board Lacks True Public Company Finance Experience

	Existing board		Our Nominees	
Metric	**Members with experience**		**Kurt Wolf**	**Paul Evans**
Prepared Forecasts	*1 out of 10*			✓
Prepared Financial Statements	*1 out of 10*			✓
Capital Markets / Finance Experience	*1 out of 10*		✓	✓
Financial Turnaround Experience	*0 out of 10*		✓	✓

Source: Stockholder Group Analysis.

Investors Seem to Want Further Change

"I fully support your effort to create a board that is shareholder friendly and provide GameStop with the expertise in growing shareholder value. Please let me, shareholders, know how we can help with this endeavor."

"Go for it!! As a shareholder, very supportive."

"Shareholder destruction has gone too far."

"Please get rid of this management that only comes up with ideas after they are forced too! I can't imagine where GME would be with a better board and any vision."

"Thank you for the effort you put into to this fight and the guidance provided to stockholders about how to ensure their shares will be voted at the 2020 Annual Meeting. More and more people are supporting your actions."

"It's about time someone did something constructive there besides pay high director fees! Please fix this mess."

"I own 61,623 shares. I support your efforts and voted white. Good luck."

"I've had stock in GameStop for years and feel the company has neglected shareholders for those years. I believe the company needs someone fighting for shareholders on the board. Thank you for addressing this matter."

Source: Comment section from Permit / Hestia website for proxy contest www.RestoreGameStop.com
Note: Permission has not been sought nor obtained to use quotes.

Permit and Hestia Have Ideas to Help Correct Underperformance

Drivers of Long-Term Underperformance	Permit and Hestia Response	Value Creation Opportunity
1 Bloated Cost Structure	Aggressively Reduce SG&A	
2 Undisciplined Capital Allocation	Address Liquidity Concerns	
3 Poor Strategy and Strategic Focus	Articulate Long-Term Strategy	restore GameStop
4 Lack of Shareholder Advocacy	Align Compensation with Shareholders	SIGNIFICANT UPSIDE
5 Poor Culture and Leadership	Establish Corporate Culture Which Values All Stakeholders	

1 Aggressively Reduce SG&A

Adjusted SG&A as a % of revenue[(a)]



16.4%
20.9%
23.9%
2008
2008-2017 average
2018

($ in millions)	Revenue	Adj. SG&A	Adj. SG&A as % of Revenue	Savings above Mgmt Plan
2018 Actual	$8,285	$1,977	23.9%	($100)
With additional $100M savings	$8,285	$1,877	22.7%	$0
At 2008 - 2017 Average Levels	$8,285	$1,731	20.9%	$146
At 2008 Levels	$8,285	$1,360	16.4%	$517

Adjusted SG&A as a % of gross profit[(a)]



63.7%
70.3%
85.6%
2008
2008-2017 average
2018

($ in millions)	Gross Profit	Adj. SG&A	Adj. SG&A as % of Revenue	Savings above Mgmt Plan
2018 Actual	$2,308	$1,977	85.6%	($100)
With additional $100M savings	$2,308	$1,877	81.3%	$0
At 2008 - 2017 Average Levels	$2,308	$1,623	70.3%	$253
At 2008 Levels	$2,308	$1,469	63.7%	$408

Even if we account for expense deleveraging in 2019, there is potentially a $146M - $517M SG&A improvement opportunity, over and above management's $100M SG&A target

restore GameStop

Source: Company's public filings.
Note: Adjusted SG&A provided by GameStop for 2019 and 2018. For prior years, calculated as SG&A less business divestiture expenses.
(a) GameStop 2018 revenue of $8,285 million. GameStop 2018 gross profit of $2,308 million.

1 Aggressively Reduce SG&A

The Board's current cost reduction plan does not go far enough

SG&A as a % of revenue


35%
30%
25%
20%
15%
10%
2008
2010
2012
2014
2016
2018
2020
GME
Peer Average

SG&A as a % of gross profit


110%
100%
90%
80%
70%
60%
50%
2008
2010
2012
2014
2016
2018
2020
GME
Peer Average

Source: Company's public filings, Bloomberg

Note: Peer Average as defined on page 5. SG&A represents the unadjusted figure.

2 Address Liquidity Concerns

- Develop and quickly implement ***significant cost cuts and a meaningful profit improvement plan***
- Take advantage of ***current market discount*** for the March 2021 Senior Notes, by executing ***open market purchases***
- Explore opportunities to improve short-term liquidity through ABL to provide bridge financing
  - Identify unencumbered assets, such as the corporate jet and real estate, to leverage as part of an expanded revolver or short-term stand alone debt facility.
  - ***Amend the borrowing base limitations and upsize*** the ABL revolver, which is currently limited to $420 million – even if rate increases
  - ***Extend the maturity date*** of the ABL revolver due in November 2022
- Aggressively pursue ***new debt issuance*** to refinance the Senior Notes
  - We believe GameStop can support a ***$400 million new issuance*** at a reasonable interest rate if the company can demonstrate immediate steps have been taken to significantly reduce corporate costs
  - The benefit of removing GME's ***potential liquidity concern*** likely far exceeds any downside associated with ***higher cost debt***
- Explore sale of ***non-core assets***

Source: Stockholder Group analysis

3 Articulate Viable Long-Term Strategy

Shape Strategy Around Core Gaming Assets

- Better leverage the Company's knowledgeable and passionate employees, who are gaming experts and effective influencers
- Harness the full value of the trade-in business, which benefits from a network multiplier effect
- Utilize the large physical store base and the PowerUp Rewards program to build a powerful gaming community – which is increasingly important in the gaming ecosystem
- Recognize the synergistic value of the Game Informer magazine across the entire business and use it more effectively to build additional value

Right-size the Asset Base

- Explore the possibility to monetize foreign operations through asset sales
- Implement store-level profit improvement initiatives to ensure a long-term, sustainable store operating model
- Sell other non-core assets, including the corporate jet

Invest in the Future

- Recognize the value of front-line employees, and invest more into training, job satisfaction and career development
- Examine new ways to leverage the Company's core gaming assets and invest in them for the future. Creating a winning gaming experience requires a different model than today's traditional GameStop
- ***Make high ROI-driven investments or prudently return capital to shareholders***

Source: Stockholder Group analysis.

3 Articulate Viable Long-Term Strategy

GameStop must think beyond a traditional retail model and its existing footprint

GameStop — POWER TO THE PLAYERS

- More than 5,500 stores with approximately 14,000 full-time employees that are viewed as subject matter experts and key influencers with customers
- As gaming grows increasingly social, GameStop is well positioned to become a gaming hub

GameStop POWERUP REWARDS

- U.S. loyalty program called PowerUp Rewards had approximately 42 million members as of February 1, 2020
- 5.0 million paying members with 15.2 million members that have purchased or traded at GameStop in the past year
- 22.2 million members in non-PowerUp Rewards loyalty programs outside the United States

gameinformer

Game Informer magazine

- World's largest print and digital video game publication
- Fifth largest consumer publication in the United States and the largest digital magazine in the United States
- Part of the PowerUp Rewards membership

Source: Company's public filings.

3 Articulate Viable Long-Term Strategy

As a result of the Board's missteps, GameStop's credibility has been destroyed

- Various stakeholders have embraced negative perceptions of GameStop
  - ***Customers*** question the long-term sustainability of the PowerUp Rewards program and whether trade-in commitments will be honored
  - Slow drip of store closures has eroded ***employee*** morale and led them to question their job security
  - ***Vendors*** have discounted GameStop's involvement in their future
  - ***Debt holders*** have an unreasonable concern of potential insolvency

These factors have likely contributed to over a 100% short interest and stock price decline of 85% in the past five years

Source: Hestia/Permit Diligence; Company's public filings , Capital IQ.

4 Better Align Compensation

EXECUTIVES

- Executive base compensation should be adjusted to levels in line with similar market capitalization peer companies.
- Short term incentive compensation metrics should lead to higher shareholder capital appreciation.
- Long term incentive compensation should be based on total shareholder returns as opposed to a time-based metric.
- Require higher stock ownership levels.

BOARD

- Board compensation is out of line with companies of similar profit and market capitalization profiles.
- Reduce cash as a percentage of overall compensation.
- Fixed annual share grant – stock compensation should be directly tied to shareholder value.
- Require higher stock ownership levels.

Source: Stockholder Group analysis.

5 Establish Corporate Culture Which Values All Stakeholders

Customers

- Build a customer centric culture that prioritizes long-term relationships over a transactional focus

Employees

- Recognize the critical value of **all** our employees by treating them with respect and investing in their personal and professional success

Vendors

- Leverage unique role as the industry influencer through knowledgeable employees, Game Informer magazine, and PowerUp Rewards program to deliver additional value to vendors

Shareholders

- Demonstrate commitment to shareholders by aligning compensation, implementing and maintaining rigorous cost controls, increasing transparency, truly listening to their input, and returning significant capital to them, when financial conditions permit


Customers
Employees
Vendors
Shareholders
Create value here
to realize value here

Source: Stockholder Group analysis.

restore GameStop

INVESTOR PRESENTATION

IV. Board Engagement and Misleading Claims

Offer of Assistance Met With Disdain and Dismissal

2011 - 2018
Permit/Hestia attempt to engage constructively with GameStop's management and Board

March 13, 2019
Permit/Hestia form an investment group with 1.3% combined ownership; send letter to the Board expressing concerns about the Company's performance and need for leadership changes

March 29, 2019
Cooperation Agreement to add 2 new directors to expanded Board. New directors include Lizabeth Dunn + 1 Company-identified director

April 24, 2019
Company appointed Ms. Dunn and Raul Fernandez to Board.

Permit/Hestia had virtually no engagement re: Mr. Fernandez's selection despite the terms of Cooperation Agreement

May – September 2019
Several unsuccessful attempts to engage directly with the Board

Numerous discussions with management regarding:
Share repurchases
Expense reductions
Selling corporate jet
Exec & Board Compensation
Board member stock ownership
Board refreshment

September 26, 2019
Meeting at GameStop HQ with Permit, Hestia and GameStop management

Discussions included performance improvement initiatives, cost reductions and Board refreshment

October 15, 2020
Permit/Hestia increase ownership to 5.1%

Dec 15, 2020
Permit/Hestia increase ownership to 7.5%

January 15, 2020
Call with GameStop management to discuss being involved in Board refreshment process

Proposal to put 1 representative from Permit or Hestia on the Board

Proposal Rejected

March 9, 2020
GameStop announced 3 new directors; 4 directors to retire in 2020 and 2 directors to retire in 2021

March 10, 2020
Permit/Hestia express disappointment to GameStop regarding lack of engagement with Board; CEO indicated Board did not take Permit/Hestia proposal seriously

March 23, 2020
Permit/Hestia nominate 2 candidates to the Board

April 14, 2020
Permit/Hestia have first conversation with Lead Director and Nominating Committee members

Permit/Hestia offer to expand Board by 1 and add 2 nominees, but indicated willingness to consider other alternatives

Proposal Rejected

April 17, 2020
Follow-up discussion with Board to discuss Permit/Hestia proposal or examine other possible alternatives

Proposal Rejected

No Counterproposal

April 22, 2020
Follow-up discussion with Board to discuss Permit/Hestia proposal or possible counterproposal

Proposal Rejected

Counterproposal:
Offer to discuss Board refreshment in 2021

2011 - 2018 | 2019 | 2020

Despite numerous attempts, Permit and Hestia have had very little contact with GameStop's Board over the past year

Source: 2020 definitive proxy statement submitted by Permit and Hestia.

Board's Limited Engagement with Hestia/Permit Was Not in Good Faith

Event	Engagement
2019 Cooperation Agreement	• No Board member would speak directly to Hestia or Permit during settlement discussions. The Board insisted all discussions needed to be made through advisors or by email. • The Company refused to include the stockholder representative as a potential appointee, despite Hestia and Permit's offer to agree to a two-year standstill. • On March 29, 2019, GameStop rushed to issue a press release stating that Hestia and Permit had rejected GameStop's settlement proposal, when in fact 30 minutes beforehand, Hestia and Permit accepted GameStop's proposal. • In the interest of giving the new CEO time, Hestia and Permit agreed to have the Company pick 1 of their 3 candidates (excluding the stockholder representative) and consultation rights with respect to the second director to be appointed. • No incumbent director would agree to step down at the 2019 annual meeting.
Selection Process of Two New Directors	• Of the remaining 3 candidates recommended by Hestia and Permit, the retail candidate was selected despite potentially greater need to add a director with turnaround experience or gaming experience (our other two nominees). • Hestia and Permit were to have consultation rights over second independent director but were largely kept out of the process and presented only with the Company's final selection (not multiple candidates).
Recent Board Refreshment	• From May 2019-March 2020, Hestia and Permit repeatedly tried to push for further Board refreshment without having to wait for the next annual meeting. • After the Company lowered earnings guidance 3x in four months and then missed its 2019 forecast, Hestia and Permit encouraged the Board to add a stockholder representative to improve the Company's credibility. • Board refused Hestia and Permit's offer to assist with the Board refreshment. • Hestia and Permit had very limited engagement with independent directors while under standstill. • Board refresh announced **3 days before** our standstill expired.
No Attempt to Avoid a Proxy Contest	• The Board would not make any settlement proposal or accept even one stockholder joining the Board to avoid a proxy contest. • Only offer by the Board was to support the Board's slate.

Source: 2020 definitive proxy statement submitted by Permit and Hestia.

GameStop's Claims Are Misleading

GameStop Claim	FACTS
GameStop has undertaken sufficient change	• Change in management has not produced positive financial, TSR, morale or outlook changes • Confuses movement for progress • High short interest suggests shareholders remain unconvinced
More change would be disruptive	• GameStop needs constructive disruption • Trend lines all heading in wrong direction • Board remains retail centric and lacks sufficient capital allocation, turnaround experience and "skin in the game"
Hestia and Permit nominees do not have relevant skills	• GameStop claims shareholders should be passive bystanders and have no place on a Board; we believe our perspective is critical to proper Board deliberations • Our nominees have decades of financial, capital markets and turnaround experience • Directors with skin in the game will make the Board start acting like owners instead of professional managers

Source: Company's public filings.

GameStop's Claims Are Misleading

GameStop Claim	FACTS
Board's prudent and balanced capital allocation strategy has strengthened GameStop's balance sheet	• Company failed to refinance March 2021 Senior Notes coming due in 10 months – resulting in potentially a serious liquidity crisis • Allocated $38M in executive compensation in fiscal 2019 despite a 65% decline in the share price • SG&A increased as a percentage of revenue and gross profit in fiscal 2019
Board has delivered value to stockholders with its decision to sell Spring Mobile for $700 million	• The Board announced the sale of Spring Mobile in November 2018, after investing over $740 million in telecom acquisitions and 6 months after a large stockholder (Tiger Management) publicly called for its sale • Thomas Kelly who was added to the Board in 2012 for his Telecom experience to help drive this ill-advised M&A strategy into the Telecom space should have resigned last year after the sale of Spring Mobile – not remain on the Board until 2021
Permit and Hestia are short-term investors who wanted a large share buyback that would have left the company weaker	• Permit and Hestia have been invested in GameStop since 2011 and 2012 and are committed to helping the company prosper • We recommended a significant buyback based on the healthy financials and guidance provided by management at the time • What we didn't know at the time was that the Company would announce on April 2, 2020 material weaknesses in their internal controls, casting doubt on their liquidity needs for the remainder of the year

restore GameStop

Source: Company's public filings.

Continuity Has Little Value When Performance is Bad

2019 comparable same-store guidance



0%
-5%
-10%
-15%
-20%
-25%
-5%
-5%
-7%
-10%
-10%
-11%
-13%
-13%
-16%
-16%
-19%
-19%
-19%
-19%
-21%
-19.4%
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Holdiay sales update
Outcome
High
Low
Analyst projections

Company revised its comparable same store sales estimate *__three times in four months__*…

Year end 2019 liquidity guidance



($ in millions)
$1,200
$1,100
$1,000
$900
$800
$700
$600
$1,100
$1,000
$900
$770
Q3 2019
Holdiay sales update
Outcome
High
Low

…and missed its liquidity target by *$130mm* after providing guidance just *__19 days earlier__*

Long-tenured Board that touts the value of their experience and knowledge of business was unable to support incoming management with information to avoid embarrassing forecasting issues

Source: GameStop earnings releases, GameStop press releases, Wall Street research. Wall Street research includes Jefferies, Bank of America and Credit Suisse.

INVESTOR PRESENTATION

V. Conclusion

Your Vote is Important!

Permit and Hestia urge shareholders to vote on the WHITE proxy card!

- GameStop's Board has repeatedly failed shareholders contributing to a ***share price decline of 85%*** over the past five fiscal years
- We initially signed a Cooperation Agreement with GameStop, but the Company ***refused to engage with us in good faith***
- Management and the Board are content spending shareholder capital to ***defend two long-tenured directors that should be held accountable for the Company's disastrous performance***
- ***GameStop's Board is ill-equipped*** to address the uncertainties posed by COVID-19, an upcoming debt refinancing, non-core asset sales and the launch of a new console cycle
- ***Shareholders deserve a Board*** with fresh perspectives on growth, a commitment to cost reductions, prudent capital allocation and compensation targets, and have significant stock ownership
- ***We have nominated two independent professionals*** that can serve the interests of shareholders better than two lame duck directors that own little stock

PLEASE VOTE TODAY!

restore GameStop

INVESTOR PRESENTATION

APPENDIX I:
Drivers of Long Term Underperformance

GameStop Has Been in a Downward Trajectory For Years

5-year stock performance



$200
$150
$100
$50
$0
+94%
+79%
-85%
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
GME
S&P 500 Index
Dow Jones Specialty Retailers Index

$100 invested on January 30, 2015, in GameStop would have been worth just $14.64 on January 31, 2020…

TEV / LTM EBITDA multiple



4.8x
3.5x
3.6x
2.8x
2.5x
2.2x
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20

…as GameStop's multiple suggests declining investor faith in the Company's future

restore GameStop

Source: FactSet, Capital IQ.
Note: Jan-15 through Jan-20 represents the last trading day of the calendar year.

Wall Street Analysts Have Been Lowering Targets For Years, Price Targets Continue to Decline

Analyst price target



$60
$50
$40
$30
$20
$10
$0
May-15
May-16
May-17
May-18
May-19
May-20
$3.98

Since April 24, 2019, at which the Board refresh and CEO change were effectuated, the consensus price target has **declined over 60%**

restore GameStop

Source: Wall Street research, Bloomberg.

Loss of Physical Market Share

If you were shopping for a brand-new video game today, where would you be most likely to purchase it?


34%
30%
29%
32%
19%
16%
10%
11%
6%
8%
2%
2%
1%
1%
GameStop
Amazon
Walmart
BestBuy
Target
Costco
Other
Feb-15
Feb-20

Source: Bespoke Intel Survey Research February 2020, Stockholder Group Analysis.

Investors Are Actively Betting Against the Current Plan


GME Short Interest vs. Peer Average
120%
100%
80%
60%
40%
20%
0%
May-15
May-16
May-17
May-18
May-19
May-20
GME
Peer Average

Source: Capital IQ.
Note: Peer Average as defined on page 5. Barnes & Noble is included up until August 6, 2019, when it was acquired by Elliott Management.

Examples of SG&A Bloat

The number of NEOs has grown while revenue has declined…



6
5
5
5
5
5
5
6
8
8
$12,000
$9,000
$6,000
$3,000
$0
Revenue ($ in mm)
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Number of NEOs
Revenue

…and NEO compensation as a percentage of revenue has increased significantly



NEO compensation ($ in mm)
$40
$30
$20
$10
$0
$24.0
$19.9
$34.7
$26.6
$22.7
$23.3
$19.3
$18.9
$23.4
$35.7
0.3%
0.2%
0.4%
0.3%
0.2%
0.2%
0.2%
0.2%
0.3%
0.6%
0.6%
0.4%
0.2%
0.0%
% of revenue
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
NEO Compensation
% of revenue

Source: GameStop annual 10-Ks, GameStop annual proxy statements.

Examples of SG&A Bloat (continued)

Instead of reducing executive team, the C-Suite has only grown, with duplicate responsibilities

		GAMESTOP REBOOT RESPONSIBILITIES			
Executive	**Appointed**	**Optimize the core business**	**Become the social / cultural gaming hub**	**Build a frictionless digital ecosystem**	**Transform vendor relationships**
George Sherman *Chief Executive Officer*	April 2019	✓	✓	✓	✓
Jim Bell *Chief Financial Officer*	June 2019	✓			
Frank Hamlin *Chief Customer Officer*	June 2019		✓	✓	
Chris Homeister *Chief Merchandising Officer*	June 2019				✓
Dan Kaufman *Chief Transformation Officer*	May 2019	✓	✓	✓	✓
Consultants	Approximately April 2019	✓	✓	✓	✓

Two other NEOs already doing these things

restore GameStop

Source: GameStop annual 10-Ks, GameStop annual proxy statements, GameStop website.

Company Has Been Slow to Reduce Its Physical Footprint



Video Game Stores
Store closures:
(156)
(119)
(131)
(112)
(278)
Company guidance (320)(a)
Lack of Clarity
6,202
6,046
5,927
5,796
5,684
5,406
5,086
2014
2015
2016
2017
2018
2019
2020E
Future target

Slow decline of business has also perpetuated negative narrative

restore GameStop

Source: Company's public filings.
Note: Only includes video game stores. Does not include collectibles and technology segment stores.
(a) Company guidance of approximately 320 stores closures for 2020 provided on the Q4 2019 earnings call.

Management Faces a Challenging Refinancing

- In March 2016, GameStop issued $475 million of 6.75% Senior Notes to ***fund an ill-advised M&A strategy***
- The Notes ***are due in March 2021*** and currently have an outstanding balance of approximately $420 million
- In late 2019 and early 2020, ***when credit market conditions were much more favorable*** than they are now, we urged the Company to refinance the Senior Notes that were due in ***slightly over a year***
- However, GameStop's management team ***was overly optimistic*** in the Company's financial forecast and did not act
- Fast forward, ***the COVID-19 pandemic*** has drastically changed the credit markets and GME's financial projections
- ***A sophisticated Chief Financial Officer and executive team***, would not have waited!
- The Company's refinancing becomes more challenging ***every day that passes,*** as GME ***loses negotiating leverage over new capital***

Source: Stockholder Group Analysis.

Including 7 Current Directors, Directors Sold Stock While Having GameStop Buy Shares

While the Board was using shareholder capital to repurchase stock, they were personally selling their own shares!



$500
$400
$300
$200
$100
$0
($100)
($200)
($ in millions)
$40
$35
$30
$25
$20
$15
$10
$5
$0
Share price
$123
$339
$239
$409
$258
$333
$202
$75
$0
($62)
($69)
($73)
($9)
($54)
($16)
($17)
2009
2010
2011
2012
2013
2014
2015
2016
Director net sellers
Shares repurchased
Year end share price

restore GameStop

Source: Company's public filings, FactSet.

Executive Team and Pay Bloated

The number of NEOs has grown while revenue has declined…


($ in millions)
$9,474
$9,364
$6,446
6
5
8
2010
2015
2019
Number of NEOs
Revenue

…and NEO compensation has increased significantly


($ in millions)
$24.0
$23.3
$35.7
2010
2015
2019
NEO Compensation

Source: Company's public filings.

Executive Compensation Programs Have Been Poorly Designed

Single, Absolute Metric

- Use of an absolute performance condition as sole metric for the LTIP is inappropriate
- May largely reflect economic factors outside the control of executives

PROPOSAL

Measure performance with a mix of absolute and relative measures

One-Off Awards

- GME granted certain NEOs supplemental awards outside normal incentive plans
- Awards may undermine the relationship between performance and pay

PROPOSAL

Redesign incentive programs to provide appropriate incentives

Excessive Severance Payments

- Provided excessive payments to outgoing executives unrelated to change-of-control situations

PROPOSAL

Eliminate payments that are unrelated to company performance

Source: Glass Lewis 2019 Report.

Executive Compensation Programs Have Been Poorly Designed

Revenue per store[a]



($ in millions)
$1.4
$1.4
$1.1
2010
2015
2019

*2010 – 2019 change[b]: **-21%***

Gross profit per store[a]



$387K
$452K
$337K
2010
2015
2019

*2010 – 2019 change[b]: **-13%***

SG&A per store[a]



$259K
$327K
$339K
2010
2015
2019

*2010 – 2019 change[b]: **+31%***

restore GameStop

Source: Company's public filings.

(a) Represents average number of stores. Calculated as beginning of the year number of stores plus ending of the year number of stores, divided by two.

(b) 2010 excludes the technology and collectibles business. 2019 includes the collectibles business but excludes the technology business as it was sold.

Management Bonuses Have Been Misaligned with Shareholder Value

($ in millions)

Year	Performance Measure	Target	Actual	STI Earned	Weighting %	Payout as % of Target	BONUSES MISALGINED WITH SHAREHOLDER VALUE
2015	Technology brands and other new concepts store growth	300 stores	591 stores	125%	25.0%	31.3%	**Acquisition and development of AT&T stores, which were eventually sold**
2016	Technology brands operating earnings	$88	$90	102%	25.0%	25.5%	**Bonuses paid based on non-core business segment**
2019	G&A cost savings vs. Fiscal 2018 Baseline	$30.0	$44.7	196%	16.7%	32.7%	**SG&A increased dramatically as a percentage of revenues**
2019	Successful completion of Tulsa Test	100.0%	100.0%	100%	16.7%	16.7%	**Completing a test is their job, not an accomplishment worthy of a bonus**

restore GameStop

Source: GameStop annual proxy statements.

restore GameStop

INVESTOR PRESENTATION

APPENDIX II:
Consumer Demand is Not the Problem

GameStop Retains Mindshare with Customers

Where would you purchase a new game?



27.8%
26.2%
14.1%
12.4%
9.6%
7.3%
1.5%
1.1%
Amazon
GameStop
Walmart
Digital Download
Best Buy
Target
Costco
Other

Where do you prefer to buy used games?



40.0%
23.9%
12.4%
7.4%
7.1%
5.8%
3.5%
GameStop
Amazon
Walmart
Best Buy
NA / Other
Target
Ebay

How did you purchase games for the Nintendo Switch?



60.9%
39.1%
Physical
Digital

Which do you prefer?



68.4%
31.6%
New releases purchased up-front
Free games with in-app purchases

restore GameStop

Source: Bespoke Intel Survey Research February 2020.

Digital Downloads Have Slowed Share Gains

Percentage of purchases made in the past year



73%
71%
65%
61%
62%
61%
61%
61%
60%
66%
55%
58%
62%
59%
59%
61%
60%
58%
54%
27%
29%
35%
39%
38%
40%
39%
39%
40%
34%
45%
42%
38%
41%
41%
39%
40%
42%
46%
Recent trend reflective of Minecraft and Fortnite (both 50%+ digital) grabbing share due to slow traditional game launches
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16
Jan-17
Mar-17
May-17
Jul-17
Sep-17
Nov-17
Jan-18
Mar-18
May-18
Jul-18
Sep-18
Nov-18
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Physical
Digital

Despite recent digital share gains, largely driven by increased market share by highly digital games Fortnite and Minecraft, due to slow game launches, digital penetration has plateaued

Source: Bespoke Intel Survey Research February 2020.

Physical Games Offer Value to Customers


I enjoy having a physical copy of the game / game-box
54%
The limited storage capacity on Xbox One / Sony PS4 prevents me from downloading multiple games
32%
There is no trade-in value with digital games
32%
The time it takes to download digital games it too long
29%
I typically lend and borrow physical games, and digital downloads would prevent me from doing so
12%
I am unable to download digitally because of a poor Internet connection
11%
Other
4%

Consumers demand, and will continue to get, physical games

Source: Bespoke Intel Survey Research February 2020.

GameStop Has Not Taken Bold Action

"If E3 is the Vatican, why is GameStop not the local church?"

- CCO Frank Hamlin, 2014

- After attending an E3 event in 2014, Frank Hamlin, Chief Customer Officer, pitched the idea of becoming the 'local church' of gaming
- **Management and the Board seemed to reject** this proposal by focusing their efforts on a failed retail strategy
- It took ***six years*** for GameStop to reverse its strategy
- In 2019, to create an experiential gaming experience, GameStop initiated its Tulsa market test in 12 stores including:
  - try-before-you buy,
  - eSports competitive gaming, and
  - a collectibles experience
- ***Results have yet to be announced***

Source: GameStop earnings transcripts, articles.

Note: Permission has not been sought nor obtained to use quote.

Vote the WHITE Card

If you have any questions regarding your WHITE proxy card or need assistance in executing your proxy, please contact:

saratoga
PROXY CONSULTING, LLC

Saratoga Proxy Consulting LLC
520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

Stockholders may call toll-free at (888) 368-0379
Email: info@saratogaproxy.com

John Broderick
Permit Capital
John.Broderick@permitcap.com

Kurt Wolf
Hestia Capital
KWolf@hestiacapital.com